

04033532

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

<table>
<tr><td>X</td><td>ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934</td></tr>
</table>

OR

<table>
<tr><td> </td><td>TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934</td></tr>
</table>

For the fiscal year ended December 31, 2003

COMMISSION FILE NO. 1-4825

PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345



Financial Statements and Exhibit

Item 4:   Plan Financial Statements prepared in accordance with the financial reporting
           requirements of ERISA.

           Weyerhaeuser Company Hourly 401(k) Plan – Number Two statements of net assets
           available for benefits as of December 31, 2003 and 2002, and the related statement of
           changes in net assets available for benefits with fund information for the year ended
           December 31, 2003 together with report of Independent Registered Public Accounting
           Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

           Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the
           Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan – Number
           Two have duly caused this Annual Report to be signed by the undersigned hereunto duly
           authorized.

                                                   WEYERHAEUSER COMPANY
                                                   HOURLY 401(k) PLAN – NUMBER TWO

                                           By: _____
                                                   R. A. Dowdy
                                                   Member
                                                   Retirement Committee

_____June 22, 2004_____
        Date



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 17, 2004, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two.

KPMG LLP

Seattle, Washington
June 17, 2004



WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 17, 2004

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

Dollar amounts in thousands

		2003	2002
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Participant directed investments at fair value:			
Shares of registered investment company funds:			
Vanguard 500 Index Fund	$	15,394	11,342
Vanguard Extended Market Index Fund		2,371	1,426
Vanguard Total International Stock Index Fund		462	234
Vanguard Wellesley Income Fund		2,245	1,723
Vanguard Prime Money Market Fund		501	184
Vanguard Total Bond Fund		376	225
Non-participant directed investment in Weyerhaeuser Company Common Stock Fund at fair value		10,601	8,935
Participant directed investments at contract value:			
Weyerhaeuser Stable Value Fund		11,068	9,838
Net assets available for benefits	$	43,018	33,907

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN - NUMBER TWO

Statement of Changes in Net Assets Available for Benefits with Fund Information

Year Ended December 31, 2003

Dollar amounts in thousands

		Weyerhaeuser Company Common Stock Fund (non-participant directed)	All other investments (participant directed)	Total
Additions:				
Contributions:				
Employer	$	819	—	819
Participant		433	2,641	3,074
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		2,916	4,771	7,687
Total additions		4,168	7,412	11,580
Deductions:				
Benefits paid to participants		1,157	1,583	2,740
Net increase prior to interfund transfers and plan transfers		3,011	5,829	8,840
Interfund transfers, net		(1,403)	1,403	—
Plan transfers, net		58	213	271
Net increase		1,666	7,445	9,111
Net assets available for benefits:				
Beginning of year		8,935	24,972	33,907
End of year	$	10,601	32,417	43,018

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN - NUMBER TWO

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

The following description of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and was established November 3, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of the New Bern, North Carolina pulp plant whose employment is covered by the labor agreement with the PACE Local 1167; certain Northwest Hardwoods groups; and Weyerhaeuser Company's (the Company) Barnesville, Georgia facility is eligible to participate in the Plan on a voluntary basis.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

The portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in Weyerhaeuser Stock or paid in cash.

(b) Contributions

The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their wages to be contributed to the Plan, subject to certain limitations imposed under the IRC. Participant contributions may be suspended under certain circumstances, at a participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. The Company selects the level of matching based on competitive trends in the industry, profitability, total compensation, expected payback in terms of improved productivity and employee relations and employee interest. During 2003, two possible Company matching levels are as follows:

(1) The first 5% designated by each participant as the participant's contribution is matched by the Company at a rate of 50%.

(2) The first 7% designated by each participant as the participant's contribution is matched by the Company at a rate of 70%.

(Continued)

Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific group, see the summary plan description. All employer contributions shall be invested in the Company stock fund. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts.

The participant and employer matching contributions are paid biweekly to the trustee.

(c) Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

(d) Vesting

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees hired on or before January 1, 2002, who are eligible to participate in the Plan, are 100% vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

If a participant is not fully vested in his/her employer contributions upon separation from service and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. Unallocated forfeitures and the amount of forfeitures used to reduce employer matching contributions are not material to the financial statements.

(Continued)

(e) *Investment Options*

Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the eight investment options listed below:

> Weyerhaeuser Company Common Stock Fund
> Vanguard 500 Index Fund
> Vanguard Extended Market Index Fund
> Vanguard Total International Stock Index Fund
> Vanguard Wellesley Income Fund
> Weyerhaeuser Stable Value Fund
> Vanguard Prime Money Market Fund
> Vanguard Total Bond Fund

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of this disclosure.

(f) *Reallocation of Funds*

Participants are allowed to reallocate their accounts on a daily basis among any of the eight investment options.

(g) *Valuation Frequency*

Account balances are valued on a daily basis.

(h) *Payment of Benefits*

If a participant has not terminated employment, participant contributions may be withdrawn only after age 59-½ or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The non-vested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(Continued)

(i) Expenses of the Plan

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes, and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Participation in the Master Trust and Unit Accounting

All of the Plan's investments are held in the Weyerhaeuser Company 401 (k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. On December 31, 2002, certain other plans participating in the Master Trust held certain investments outside of the Master Trust. On January 1, 2003 these assets were transferred into the Master Trust. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit' represents a portion of ownership in a fund.

(c) Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

(d) Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e) *Investment Risk*

The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) *Payment of Benefits*

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(4) Tax Status

A ruling has been obtained from the Internal Revenue Service stating that the Plan as amended effective November 1, 2001 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5) Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

(Continued)

(6)   **Guaranteed Investment Contracts**

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, bonds, common commingled trust funds, and registered investment company funds totaling $(5.6) million, $13.4 million, $370.8 million and $47.4 million, respectively, as of December 31, 2003. The value of the Synthetic GICs held in the Master Trust was comprised of the wrappers, bonds, and common commingled trust funds totaling $(7.9) million, $16.8 million, and $269.6 million, respectively, as of December 31, 2002.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2003 and 2002 was 4.7% and 5.2%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2003 and 2002 was 4.4% and 5.2%, respectively. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $12.7 million and $13.3 million as of December 31, 2003 and 2002, respectively.

(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN - NUMBER TWO

Notes to Financial Statements

December 31, 2003 and 2002

(7) Interest in Master Trust

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 2%. The following table presents the values of investments held by the Master Trust as of December 31, 2003 and 2002 and the investment income (loss) for the year ended December 31, 2003:

	2003	2002
	(Dollar amounts in thousands)	
Investments:		
Investments in shares of registered investment company funds and Company stock at fair value:		
Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,054 and $3,865, respectively	$ 615,705	503,300
Vanguard 500 Index Fund	801,552	498,153
Vanguard Extended Market Index Fund	176,957	101,254
Vanguard Total International Stock Index Fund	36,536	18,762
Vanguard Wellesley Income Fund	288,215	215,502
Vanguard Prime Money Market Fund	31,808	18,734
Vanguard Total Bond Fund	40,539	35,652
Investments in Weyerhaeuser Stable Value Fund at contract value:		
Traditional guaranteed investment contracts	171,209	153,894
Synthetic guaranteed investment contracts	426,043	278,448
Vanguard Prime Money Market Fund	20,269	16,416
Pending trades and other	1,499	50
Participant loans	441	1,000
Total investments	$ 2,610,773	1,841,165
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Weyerhaeuser Company Common Stock Fund	$ 152,013	
Vanguard 500 Index Fund	158,752	
Vanguard Extended Market Index Fund	45,745	
Vanguard Total International Stock Index Fund	8,263	
Vanguard Wellesley Income Fund	13,199	
Vanguard Total Bond Fund	(455)	
U.S. Trust Capital Preservation Fund	694	
Dividend income	47,691	
Interest income	27,873	
Net investment income	$ 453,775	